Exhibit 99.1

WIPRO Applying Thought May 4, 2017 The Manager-Listing BSE Limited (BSE: 507685) 022 22723121
The Manager- Listing National Stock Exchange of India Limited. (NSE: WIPRO) 022 26598237
The Market Operations, NYSE, New York (NYSE: WIT) 0012126565780
Dear Sirs, Sub: Postal Ballot Notice- Disclosure under Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”) Further to our letter dated April 25, 2017 and pursuant to Regulation 30 of the SEBI LODR, we are enclosing a copy of the Postal Ballot Notice dated April 25, 2017, seeking approval of the Members for increase in the Authorized Share Capital and consequential amendment to the Memorandum of Association of the Company and issue of Bonus Shares. The Postal Ballot Notice, together with Explanatory Statement and Postal Ballot Form, is being sent to the Members whose names appear on the Register of Members/list of Beneficial Owners received from the Registrar and Share Transfer Agent, National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL) as on April 28, 2017. The Company has engaged the services of Karvy Computershare Private Limited for providing e- voting facility to all its Members. The voting through postal ballot and e-voting will commence at 9.00 a.m. (IST) on Friday, May 5, 2017 and shall end at 5 p. m. on Saturday, June 3, 2017. The results of postal ballot will be declared on or before Monday, June 5, 2017. Yours Faithfully For WIPRO LIMITED G Kothandaraman Head-Secretarial and Compliance ENCL: As above Registered Office: Wipro Limited, Doddakannelli, Sarjapur; ·Road. Bangalore- 560035, India. Td +9 1-80—2844 OC I · Fax +9 I -80-2844 005 4. Wet.si e: www.wipro.r:om. Email: info@wipro.com. CIN No. L32 I 02KA 1945PLC020800

Wipro Limited CIN: L32102KA1945PLC020800 Regd. Office : Doddakannelli, Sarjapur Road, Bangalore 560 035, India. Tel.: +91-80-28440011 Fax:+ 91-80-28440054 E-mail: corp-secretarial@wipro.com Website: www.wipro.com Notice of Postal Ballot Dear Members, Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (‘the Act’), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force) and pursuant to other applicable laws and regulations, that the resolutions appended below for increase in Authorised share capital and consequential amendments to the Memorandum of Association of the Company and issue of bonus shares/stock dividend [on American Depository Shares (ADS)],are proposed to be passed by the Members through Postal Ballot/electronic voting (e-voting). The explanatory statement pursuant to Sections 102 and 110 of the Act pertaining to the aforesaid resolutions setting out the material facts concerning each item and the reasons thereof is annexed hereto with a Postal Ballot Form for your consideration. The Board of Directors of the Company, at its meeting held on April25, 2017, has appointed Mr. V.Sreedharan, Practising Company Secretary and Partner of V.Sreedharan & Associates, as the Scrutinizer for conducting the Postal Ballot and e-voting process in a fair and transparent manner. Members have the option to vote either by Postal Ballot or through e-voting. Members desiring to exercise their vote by Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope. Postal Ballot Form, if sent by courier or by registered post/speed post at the expense of the Member(s) will also be accepted. The duly completed Postal Ballot Form should reach the Scrutinizer not later than 17:00 Hours IST on June 3, 2017 to be eligible for being considered, failing which it will be strictly considered that no reply has been received from the Member. Members desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section “General information and instruction relating to e-voting”. References to postal ballot(s) in this Postal Ballot Notice include votes received electronically. The Scrutinizer will submit his report to the Chairman of the Company after completion of scrutiny of the Postal Ballots (including e-voting). The results shall be declared on or before Monday, June 5, 2017 and communicated to the Stock Exchanges, Depositories, Registrar and Share Transfer Agents and would also be displayed on the Company’s website. Resolution No. 1-lncrease in Authorised Share Capital and consequent amendment to Memorandum of Association of the Company To consider and, if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution: “RESOLVED THAT pursuant to the provisions of Section 61 and other applicable provisions of the Companies Act, 2013 and rules made there under, approval of the Members be and is hereby accorded for increase in the Authorised Share Capital of the Company from Rs. 610,00,00,000/- (Rupees Six Hundred and Ten Crores) divided into 291,75,00,000/- (Two Hundred and Ninety One Crores and Seventy Five Lakhs) equity shares of Rs.2/- (Rupees Two) each, 2,50,00,000 (Two Crore Fifty Lakhs) preference shares of Rs.10/- (Rupees Ten) each and 1,50,000 (One Lakh Fifty thousand) 10% optionally convertible cumulative preference shares of Rs.100/- (Rupees One Hundred) each to Rs.1126,50,00,000/- (Rupees One Thousand One Hundred and Twenty Six Crores and Fifty Lakhs) by creation of additional 258,25,00,000/- (Two Hundred and Fifty Eight Crores and Twenty Five Lakhs) equity shares of Rs.2/- (Rupees Two) each and consequently, existing clause 5 of the Memorandum of Association of the Company be and is hereby substituted by the following:

“The Authorised Share Capital of the Company is Rs.1126,50,00,000/- (Rupees One Thousand One Hundred and Twenty Six Crores and Fifty Lakhs) divided into 550,00,00,000 /- (Five Hundred and Fifty Crores) equity shares of Rs. 2/- (Rupees Two) each, 2,50,00,000 (Two Crore Fifty Lakhs) preference shares of Rs.10/ (Rupees Ten) each and 1,50,000 (One Lakh Fifty Thousand) 10% optionally convertible cumulative preference shares of Rs.100/- (Rupees One Hundred) each, with power to increase and reduce or consolidate or sub divide the Capital of the Company and to divide the shares in the Capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company for the time being and to verify, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be permitted by the Act or provided by the Articles of Association of the Company for the time being.” RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby Authorised to do all such acts, deeds, matters and things as may be necessary, expedient or desirable for the purpose of giving effect to the aforesaid resolutions and in connection with any matter incidental thereto.” Resolution No. 2—Issue of Bonus Shares To consider and, if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution: “RESOLVED THAT pursuant to the provisions of Section 63 and other applicable provisions of the Companies Act, 2013 and the rules made there under, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 and other applicable provisions of regulations and guidelines issued by the Securities and Exchange Board of India (SEBI) and Reserve Bank of India (RBI) from time to time, the relevant provisions of the Articles of Association of the Company, and pursuant to the recommendation of the Board of Directors of the Company (hereinafter referred to as ‘the Board’, which expression shall be deemed to include a Committee of Directors duly Authorised in this behalf), and subject to such approvals as may be required in this regard, approval of the Members be and is hereby accorded to the Board for capitalization of such sums standing to the credit of the free reserves of the Company, as may be considered necessary by the Board, for the purpose of the issue of bonus equity shares of Rs. 2/- each, credited as fully paid-up equity shares to the holders of the existing equity shares of the Company in consideration of their said holding and whose names appear in the Register of Members maintained by the Company/list of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), on such date as may be fixed in this regard by the Board, in the proportion of one equity share for every one existing equity share held by the Members. RESOLVED FURTHER THAT consequent to the issue of bonus equity shares, as herein before resolved, in accordance with the relevant provisions of the Memorandum and Articles of Association of the Company and subject to any registration statement to be filed with the Securities and Exchange Commission, USA (SEC), ? and any other requirement under any law, approval of the Members be and is hereby accorded to the Board for the purpose of issue of stock dividend (Bonus), credited as fully paid-up American Depositary Shares (ADS) to the holders of the existing ADS of the Company in consideration of their said holding and whose names appear on such date as may be fixed in this regard by the Board, in the proportion of one ADS for every one existing ADS held by the ADS holders. RESOLVED FURTHER THAT no allotment letters shall be issued to the allottees of the bonus equity shares and that the certificate(s) in respect of bonus equity shares shall be completed and thereafter be dispatched to the allottees, except in respect of those allottees who hold shares in dematerialized form, within the period prescribed or that may be prescribed in this behalf, from time to time. RESOLVED FURTHER THAT the bonus equity shares so allotted shall rank pari passu in all respects with the fully-paid up equity shares of the Company as existing on such date as may be fixed in this regard by the Board. 2

RESOLVED FURTHER THAT the issue and allotment of the said bonus equity shares to the extent they relate to Non-Resident Indians (NRIs), Persons of Indian Origin (PIO),Overseas Corporate Bodies (OCBs) and other foreign investors of the Company will be subject to the approval of the RBI, as may be necessary. RESOLVED FURTHER THAT the Board be and is hereby Authorised to make appropriate adjustments necessary for the issue of bonus equity shares/stock dividend (on ADS) as aforesaid, to the stock options and Restricted Stock Units (RSUs) which have been granted to employees of the Company under Wipro Employee Stock Option Plan 2000, ADS Stock Option Plan 2000, Wipro Restricted Stock Unit Plan 2004, ADS Restricted Stock Unit Plan 2004, Wipro Restricted Stock unit Plan 2005, Wipro Employee Restricted Stock Unit Plan 2007 and Wipro Equity Reward Trust Employee Stock Purchase Plan 2013, pursuant to the SEBI (Share Based Employee Benefits) Regulations, 2014 and any amendments thereto from time to time, such that the number of stock options/RSUs which are available for granting and those already granted but not exercised as on record date shall be appropriately adjusted. RESOLVED FURTHER THAT for the purposes of giving effect to the bonus issue of equity shares and ADS as resolved herein before, the issuance of equity shares and/or ADS or instruments or securities representing the same, the Board and other designated officers of the Company be and are hereby Authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, filing a registration statement, if any, and other documents with the SEC and/or the SEBI, listing the additional equity shares and/or ADS on BSE Limited, National Stock Exchange of India, New York Stock Exchange (NYSE) as the case may be, amending, if necessary, the relevant sections of the agreement entered into between the Company, JP Morgan Chase Bank,New York (the depositary to the Company’s ADS) and the American Depositary Receipt Holders (‘the Depositary Agreement’) in connection with the Company’s ADS offering, listing on NYSE, and entering into of any depositary arrangements in regard to any such bonus as it may in its absolute discretion deem fit. RESOLVED FURTHER THAT the Board be and is hereby Authorised to do all such acts, deeds, matters and things as may be necessary, expedient or desirable for the purpose of giving effect to the aforesaid resolutions and determine all other terms and conditions of the issue of bonus equity shares as the Board may in its absolute discretion deem fit.” By Order of the Board For Wipro Limited M Sanaulla Khan Company Secretary Date: April 25, 2017 Place: Bangalore 3

Notes: 1. The statement pursuant to Sections 102 and 11 0 of the Act stating all material facts and the reasons for the proposals is annexed herewith. 2. The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members/List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on April 28, 2017. The Postal Ballot Notice is being sent to Members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding)/the Company’s Registrar and Share Transfer Agents (in case of physical shareholding). For Members whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope. 3. Members whose names appear on the Register of Members/List of Beneficial Owners as on April 28, 2017 will be considered for the purpose of voting. 4. Resolutions passed by the Members through Postal Ballot are deemed to have been passed as if they have been passed at a General Meeting of the Members. 5. The Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, votes cast through e-voting shall be treated as valid and votes cast through physical Postal Ballot Form will be treated as invalid. 6. In case a Member is desirous of obtaining a printed Postal Ballot Form or a duplicate, he or she may send an e-mail to corp-secretarial@wipro com. The Registrar and Transfer Agent/Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the Member. 7. Voting rights shall be reckoned on the paid-up value of equity shares registered in the name of the Members as on April 28, 2017. A person who is not a member on the relevant date should treat this notice for information purpose only. 8. In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made there under and Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has provided the facility to the Members to exercise their votes electronically and vote on all the resolutions through the e-voting service facility arranged by Karvy Computershare Private Limited (“Karvy”). The instructions for e voting are annexed to this Notice. 9. A Member cannot exercise his vote by proxy on Postal Ballot. 10. Members desiring to exercise their vote by physical Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours (i.e. 17:00 hours IST) on June 3, 2017. The postage will be borne by the Company. However, envelopes containing Postal Ballots, if sent by courier or registered/speed post at the expense of the Members will also be accepted. Any Postal Ballot received after 17:00 hours IST on June 3, 2017, it will be considered invalid. 11. The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by Postal Ballot will be announced by the Chairman or any Director of the Company duly Authorised, on or before Monday, June 5, 2017 at the registered office and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agents. 12. The resolutions, if passed by the requisite majority shall be deemed to have been passed on Saturday, June 3, 2017 i.e. the last date specified for receipt of duly completed PostalBallot Forms ore-voting. 13. All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch of the Notice until the last date for receipt of votes by Postal Ballot/e-vot1ng. 4
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General information and instructions relating to e-voting i. A person whose name is recorded in the register of members or in register of beneficial owners maintained by the depositories as on the cut-off date, i.e. April28, 2017 only shall be entitled to avail the facility of e-voting. ii. Any person who becomes a member of the Company after dispatch of the Postal Ballot Notice and holds the shares as on the cut-off date i.e. April 28, 2017, may obtain the User 10 and password in the manner as mentioned below: a. If the mobile number of the member is registered against Folio No/DP ID Client ID, the member may send SMS: MYEPWD&lt;space&gt;E-voting Event Number+Folio No. or DP ID Client ID to +91 9212993399 Example for NSDL:MYEPWD &lt;SPACE&gt; IN12345612345678 Example for CDSL: MYEPWD &lt;SPACE&gt; 1402345612345678 Example for Physical: MYEPWD &lt;SPACE&gt; XXX1234567890 b. If e-mail address of the member is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.karvy.com, the member may click “Forgot password” and enter Folio No. or DP ID Client ID and PAN to generate a password. c. Members may call Karvy’s toll free number 1-800-3454-001 d. Members may send an e-mail request to evoting@karvy.com. If the member is already registered with the Karvy e-voting platform then such member can use his/her existing User 10 and password for casting the vote through e-voting. iii. The e-voting facility will be available during the following period: a. Commencement of e-voting: 9 a.m. (IST) on May 5.2017 b. End of e-voting: 5 p.m. (IST) on June 3, 2017 The e-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be disabled by Karvy upon expiry of aforesaid period. iv. In case of any queries or grievances, with regard to e-voting, Members can Contact Mr. B. Srinivas, Deputy Manager, Karvy Computershare Private Limited at Contact No.: 040-67162222, email id: einward.ris@ karvy.com Instructions and other information relating to e-voting: A. In case of Members receiving an e-mail from Karvy Computershare Private Limited [for members whose e-mail addresses are registered with the Company/Depository Participants(s)] (i) Launch internet browser by typing the following url https://evoting.karvy.com (ii) Put user 10 and password as initial password noted in step (i) above. Click Login. (iii) Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile number, email ID etc, on 1 st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. (iv) You need to log in again with the new credentials. (v) On successful login system will prompt to select the e-voting event number of Wipro Limited. (vi) If you are holding shares in Demat form and had logged on to https://evoting.karvy.com” and casted your vote earlier for any company, then your existing login id and password are to be used. (vii) Cast your vote by selecting appropriate option and click on “Submit” and also “Confirm” when prompted. (vii) Once you have voted on the resolution, you will not be allowed to modify your vote. 5

(ix) Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. together with attested specimen signature of the duly Authorised signatory (ies) who are Authorised to vote, to the Scrutinizer through e-maii ID compliance@sreedharancs.com with a copy marked to evoting@karvy.com. B. In case a member receives physical copy of the Postal Ballot Notice and Postal Ballot Form (i) Initial password is provided as below/at the bottom of the Postal Ballot Form EVENT (E-Voting Event Number) User ID Password I PIN Please follow all steps from Sl. No. (i) to Sl. No. (ix) as mentioned in (A) above, to cast vote. (ii) Please contact toll free No. 1-800-34-54-001 for any further clarifications. (iii) If you are already registered with Karvy Computershare Private Limited for e-voting then you can use your existing user ID and password for casting your vote Shareholders whose email id is registered with depositories are being sent Notice of Postal Ballot by e mail and others are sent by post along with Postal Ballot Form. Shareholders who have received Postal Ballot Notice by e-mail and who wish to vote through Physical Postal Ballot Form can download Postal Ballot Form from www.wipro.com or seek duplicate Postal Ballot Form from Karvy Computershare Private Limited, Registrar & Share Transfer Agents, Unit: Wipro Limited Karvy Selenium Tower B, Plot No. 31 & 32 Financial District, Nanakramguda, Hyderabad: 500 032, fill in the details and send the same to the Scrutinizer. 6

Explanatory Statement pursuant to Sections102 and 110 of the Companies Act, 2013 Resolutions 1 and 2 The equity shares of your Company are listed and actively traded on the National Stock Exchange of India Limited and BSE Limited, and ADS are listed and actively traded on New York Stock Exchange. With a view to encouraging the participation of small investors by making equity shares of the Company affordable, increasing the liquidity of the equity shares and to expand the retail shareholder base, the Board in its meeting held on April 25, 2017 considered and approved a bonus issue of one equity share for every one existing equity share held, and a bonus issue (viz., stock dividend on ADS) of one ADS for every one existing ADS held, respectively, as on a record date to be determined by the Company. The ratio of equity shares underlying the ADS held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares would, inter alia, require appropriate adjustments with respect to all the stock options/RSUs of the Company under Wipro Employee Stock Option Plan 2000, ADS Stock Option Plan 2000, Wipro Restricted Stock Unit Plan 2004, ADS Restricted Stock Unit Plan 2004, Wipro Restricted Stock unit Plan 2005, Wipro Employee Restricted Stock Unit Plan 2007 and Wipro Equity Reward Trust Employee Stock Purchase Plan 2013, pursuant to the SEBI (Share Based Employee Benefits) Regulations, 2014 and any amendments thereto from time to time, such that all stock options/RSUs which are available for grant and those already granted but not exercised as on record date shall be proportionately adjusted. Presently, the Authorised Share Capital of your Company is Rs. 610,00,00,000/- (Rupees Six Hundred and Ten Crores) divided into 291,75,00,000/- (Two Hundred and Ninety One Crores and Seventy Five Lakhs) equity shares of Rs.21- (Rupees Two) each, 2,50,00,000 (Two Crore Fifty Lakhs) preference shares of Rs. 10/ (Rupees Ten) each and 1,50,000 (One Lakh Fifty thousand) 10% optionally convertible cumulative preference shares of Rs.100/- (Rupees One Hundred) each. It is proposed to increase the Authorised share capital to Rs.1126,50,00,000/- (Rupees One Thousand One Hundred and Twenty Six Crores and Fifty Lakhs) by creation of additional 258,25,00,000 (Two Hundred and Fifty Eight Crores and Twenty Five Lakhs) equity shares of Rs.2/- (Rupees Two) each. The increase in Authorised share capital as aforesaid would require consequential amendments to the existing Clause V of the Memorandum of Association of the Company. The increase in Authorised Share Capital and amendments to relevant clauses of the Memorandum of Association of the Company and issue of bonus equity shares, the stock dividend on ADS, are subject to Members’ approval in terms of Sections 61 and 63 of the Companies Act, 2013 and any other applicable statutory and regulatory approvals. Accordingly, the resolutions 1 and 2 of the Postal Ballot Notice seek Members’ approval for increase in Authorised share capital and consequential amendments to Memorandum of Association of the Company and capitalization of the amount standing to the credit free reserves for the purpose of issue of bonus equity shares/stock Dividend on ADS on the terms and conditions set out in the resolution. No Director, Key Managerial Personnel or their relatives are in any way concerned or interested in the Resolutions 1 and 2 of the Notice except to the extent of their shareholding and outstanding stock options/RSUs in the Company. The Board recommends the resolutions 1 and 2 for approval of the Members. By Order of the Board For Wipro Limited M Sanaulla Khan Company Secretary Date: April 25, 2017 Place: Bangalore

WIPRO LIMITED CIN: L32102KA 1945PLC020800 Registered Office: Doddakannelli, Sarjapur Road, Bangalore—560 035, India Ph: +91 (80) 28440011, Fax: +91(80) 28440054 Website: www.wipro.com, Email: corp-secretarial@wipro.com POSTAL BA LLOT FORM (Please read the instructions printed overleaf carefully before filling this form) Sl. No.:
I . Name and Registered address of the Member: 2. Name(s) of Joint holder(s), if any: 3. Registered Folio No. I DP ID No./ Client ID No.*: (*Applicable to investors holding shares in dematerialised form) 4. Number of Equity Shares held as on April 28, 2017: I/We hereby exercise my/our vote in respect of the Ordinary Resolutions to be passed through Postal Ballot as stated in the Postal Ballot Notice of the Company dated April 25, 2017, by sending my/our Assent (For) or Dissent (Against) to the said Ordinary Resolutions by placing a tick () mark at the appropriate box below: Sl. No. Description of Ordinary Resolutions 1/We assent to the Resolution (FOR) (Number of Shares) 1/We dissent to the Resolution (AGAINST) (Number of Shares) I. Increase in Authorized Share Capita l and consequent amendment to Memorandum of Association of the Company 2. Issue of Bonus Shares
Place : Date : Signature of the Member
Important Note: Please complete and return this Postal Ballot Form to the Scrutinizer by using the enclosed postage pre-paid self-addressed Business Reply Envelope. Last Date for Receipt of this Postal Ballot Form by the Scrutinizer is June 3, 2017. ELECTRONIC VOTING PARTICULARS (Please visit https://evoting.karvy.com to cast your vote online)
EVENT (E-Voting Event Number) USER ID PASSWORD

IMPORTANTINSTRUCTIONS I. The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the Members. Voting period commences at 9:00 AM on May 5, 2017 (start date) and ends at 5:00 PM on June 3, 2017 (end date). 2. Voting rights shall be reckoned on the paid-up value of equity shares registered in the names(s) of Members(s) on the cut-off date i.e. Friday, April 28, 2017. A person who is not a member on the relevant date should treat this notice for information purpose only. 3. A Member desirous of exercising vote by physical Postal Ballot should complete the Postal Ballot Form in all respects and send it after signature to the Scrutinizer in the attached postage pre-paid self-addressed Business Reply Envelope which shall be properly sealed with adhesive or adhesive tape. However, envelopes containing Postal Ballot Form, if sent by courier, registered post or speed post at the expense of the Member will also be accepted. 4. Alternatively, a Member may vote through electronic mode as per the instructions for e-voting provided in the Postal Ballot Notice sent herewith. 5. The Members can opt only one mode of voting, i.e., either by Physical Ballot or e-voting. In case Members cast their vote by Physical Ballot and e-Voting, the voting done through e-voting shall prevail and voting done by Physical Ballot will be treated as invalid. 6. The Self-addressed Business Reply Envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company, and the address to which the same needs to be dispatched. 7. The Postal Ballot Form should be completed and signed by the Member (as per the specimen signature registered with the Company). Voting rights in a Postal Ballot cannot be exercised by a Proxy. In case of joint holding, this Form should be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his/her absence, by the next named Member. Holders of Power of Attorney (POA) on behalf of the Members may vote on the Postal Ballot mentioning the registration number of the POA and enclosing an attested copy of the POA. 8. Consent must be accorded by placing a tick mark in the column, ‘1/We assent to the Resolution ‘, or dissent must be accorded by placing a tick mark in the column, ?I/We dissent to the Resolution ‘. Form bearing tick mark in both the columns will be treated as invalid. A Member need not use all his/her votes nor does he/she need to cast his/her votes in the same way. 9. The votes of a Member will be considered invalid on any of the following grounds- a) If a form other than the Postal Ballot Form issued by the Company is used. B) lf the Postal Ballot Form has not been signed by or on behalf of the Member. c) If the Member’s signature does not tally with the specimen signature with the Company. d) If the Member has marked his/her/its vote both for ‘Assent’ and al so for ‘Dissent’ to the ‘Resolution’ in such manner that the aggregate Equity Shares voted for ‘Assent’ and ‘Dissent ‘ exceeded total number of Shares held. e) Lf the Member has made any amendment to t he Resolution or imposed any condition while exercising his vote. f) If the Postal Ballot Form is incomplete and incorrectly filled. g) If the Postal Ballot Form is received torn or defaced or mutilated or in a manner such that it is difficult for the Scrutinizer to identify either the Member or the number of votes, or whether the votes are for ‘Assent’ or ‘Dissent ‘, or neither assent or dissent is mentioned or if the signature could not be verified, or one or more of the above grounds. h ) An y competent authority has given directions in writing to the Company to freeze the voting rights of the Member. I 0. Duly completed Postal Bal lot Form should reach the Scrutinizer not later than 5 pm on June 3, 2017. Postal Ballot Form received after that date will be strictly treated as if reply from such Member has not been received. The Members are requested to send t he duly completed Postal Ballot Form well before the last date providing sufficient time for the postal transit. 11. A Member may request for a duplicate Postal Ballot Form from Registrar and Share Transfer Agent, U nit: Wipro Limited Karvy Computershare Private Limited, Karvy Selenium Tower B, Plot number 31 & 32, Financial District, Nanakramguda, Serilingampally Mandai, Hyderabad-500032 or from the Company at its Registered Office or download t he same from the Company’s website (www,wipro.com). 12. In case of Equity Shares held by companies, trusts, societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/authority and attested specimen signature(s) of the duly authorized signatories giving requisite authorities to the person voting on the Postal Ballot Form. 13. Members are requested NOT to send any other paper along with the Postal Ballot Form in the enclosed postage prepaid self-addressed Business Reply Envelopes as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelopes would be destroyed by the Scrutinizer and the Company would not be able to act on the same. 14. The scrutinizer’s decision on the validity of Postal Ballot Form shall be final. 1 5. A n y query in relation to the Resolutions proposed to be passed by Postal Ballot may be sent to corp-secretarial@wipro.com. 16. The result of voting on the Resolutions will be declared on or before Monday, June 5, 2017 at the registered office and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories, Registrar and Share Transfer Agents